EXHIBIT 99.4

For fiscal years ended December 31, 2012 and December 31, 2011, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

(Cdn$)	2012	% of Total Fees	2011	% of Total Fees
Audit Fees:
Cameco	$1,581,700	60.4%	$1,773,600	61.4%
Subsidiaries	376,400	14.4%	400,700	13.9%

Total Audit Fees	$1,958,100	74.8%	$2,174,300	75.3%

Audit-Related Fees:
Translation services	$138,600	5.3%	—	0.0%
Accounting advisory	—	0.0%	$195,100	6.8%
Pensions and other	68,300	2.6%	21,000	0.7%

Total Audit-Related Fees	$206,900	7.9%	$216,100	7.5%

Tax Fees:
Compliance	$125,000	4.8%	$62,500	2.2%
Planning and advice	329,000	12.6%	433,400	15.0%

Total Tax Fees	$454,000	17.3%	$495,900	17.2%

All Other Fees:	—	0.0%	—	0.0%

Total Fees:	$2,619,000	100.0%	$2,886,300	100.0%

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit and finance committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit and finance committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit and finance committee or audit and finance committee chair, or in the absence of the audit and finance committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit and finance committee at its next meeting. The audit and finance committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2012 and 2011, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.